Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC.

1830-1030 West Georgia Street

Vancouver, BC V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on March 11, 2021.

3.	News Release:

On March 11, 2021, GoldMining Inc. (the "Company") issued a news release through the facilities of CNW.

4.	Summary of Material Change:

Gold Royalty Corp. ("GRC") closed its initial public offering the ("IPO") of 18,000,000 units of GRC (the "Units") at a price of US$5.00 per Unit for gross proceeds of US$90.0 million.

5.	Full Description of Material Change:

On March 11, 2021, the Company announced the closing of the IPO, consisting of the issuance of 18,000,000 Units at a price of US$5.00 for gross proceeds of US$90.0 million. Each Unit is comprised of one common share and one-half of a warrant to purchase a common share of GRC. Each full warrant will entitle the holder thereof to acquire a common share of GRC at a price of US$7.50 per share for a period of three years after the issuance date.

The common shares and warrants of GRC began trading on the NYSE American on March 9, 2021 under the tickers "GROY" and "GROY WS", respectively.

On completion of the IPO, the Company continues to hold 20,000,000 common shares of GRC, or approximately 49.0% of its outstanding common shares.

In connection with the IPO, GRC granted the underwriters under the IPO an option, for a period of 30 days, to purchase up to an additional 2,700,000 common shares and/or up to 1,350,000 warrants at the initial public offering price, less underwriting discounts and commissions.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara

Chief Financial Officer

Telephone: (604) 630-1000

9.	Date of Report:

March 18, 2021